SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of January, 2004

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company


                                SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     XENOVA GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     ORBIMED ADVISORS LLC


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     PLEASE SEE 14 BELOW


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     BNY (NOMINEES) LIMITED


5)   Number of shares/amount of stock acquired.

     245,400 ADR's
     REPRESENTING 2,454,000 ORDINARY 1P SHARES


6)   Percentage of issued Class

     0.57%


7)   Number of shares/amount of stock disposed

     N/A


8)   Percentage of issued Class

     N/A


9)   Class of security

     ORDINARY 1P SHARES


10)  Date of transaction

     8 JANUARY 2004 - 13 JANUARY 2004


11)  Date company informed

     27 JANUARY 2004


12)  Total holding following this notification

     2,345,400 ADR's
     REPRESENTING 23,454,000 ORDINARY 1P SHARES


13)  Total percentage holding of issued class following this notification

     5.44%


14)  Any additional information

     ORBIMED ADVISORS LLC HAS CERTAIN INVESTMENT MANAGEMENT DISCRETION OVER THE SECURITIES ACQUIRED BY THE ENTITIES SET FORTH BELOW:

     WINCHESTER GLOBAL TRUST COMPANY LIMITED AS TRUSTEE
     FOR CADUCEUS CAPITAL TRUST
     CADUCEUS CAPITAL II LP
     UBS EUCALYPTUS FUND, LLC
     UBS EUCALYPTUS FUND, LTD
     HFR SHC AGGRESSIVE MASTER TRUST
     KNIGHTSBRIDGE POST VENTURE IV LP
     KNIGHTSBRIDGE INTEGRATED HOLDINGS, V, LP
     KNIGHTSBRIDGE NETHERLANDS II, LP
     KNIGHTSBRIDGE INTEGRATED HOLDINGS IV POST VENTURE LP
     KNIGHTSBRIDGE POST VENTURE III LP
     KNIGHTSBRIDGE NETHERLANDS I LP
     KNIGHTSBRIDGE NETHERLANDS III - LP
     KNIGHTSBRIDGE INTEGRATED HOLDINGS II LIMITED
     KNIGHTSBRIDGE VENTURE CAPITAL IV, LP
     KNIGHTSBRIDGE VENTURE CAPITAL III, LP


15)  Name of contact and telephone number for queries

     ORBIMED ADVISORS LLC
     (212) 739 6400


16) Name and signature of authorised company official responsible for making this notification

     VERONICA SELLAR - 01753 706600


     Date of Notification      28 JANUARY 2004


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 28 January 2004